News Release

April 30, 2007
N.R. 2007-04	SVU: TSX

Spur Ventures Announces the Appointment of
Wu Sihai to the Board of Directors

Vancouver, Canada – Spur Ventures Inc. (TSX SVU, NASDAQ OTC BB-SPVEF) Vancouver, Canada – SPUR VENTURES INC. ("Spur" or the "Company") is pleased to announce that Mr. Wu Sihai of Qinhuangdao, Hebei Province, People’s Republic of China has been invited to join the Board of Directors of Spur Ventures Inc. as an independent director effective April 30, 2007.

Mr. Wu is currently the President of the International Fertilizer Industry Association (IFA) and his appointment to that leadership position represented a milestone in recognizing the importance of China in the global fertilizer market.

Mr. Wu has many years experience in fertilizer industry companies holding various positions from technical manager, production manager, CEO and Chairman.

Mr. Wu is Vice Director of the China Petroleum and Chemical Industry Association and since 2003 has been a Member of the China National People’s Congress. In 2006 Mr. Wu was appointed Vice Chairman of the Party Consultative Committee of Hebei Province

“It is a great privilege to have a expert in the Chinese fertilizer markets of Mr. Wu’s stature join the Spur Board of Directors” Mr. Steven Dean, Chairman of the Board said. “Through his many years of industry experience and work with IFA, Mr. Wu has developed an extensive expertise in the Chinese and global fertilizers industries that we believe will be very valuable to Spur as we continue to develop our corporation in China.” Dean continued.

The Company has agreed to grant Mr. Wu an option to purchase 200,000 common shares of the Company at the market price on the day prior to the issuance of the options.

More information can be found in the audited financial statements and the related notes and the management discussions and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the company’s website: www.spur-ventures.com

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Spurs intends to be the Faster Growing Integrated Supplier of Plant Nutrients for the Chinese Farmer

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management. Statements contained in this news release that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the TSX and on SEDAR. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

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